Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(In millions, except ratios)
Earnings as defined in Regulation S-K (1):
(Loss) income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$(28)	$4	$79	$159	$129
Capitalized interest	(9)	(2)	(1)	(1)	(1)
Dividends from unconsolidated investments	5	11	7	8	8
Fixed Charges	151	157	168	158	136
Total Earnings	$119	$170	$253	$324	$272

Fixed Charges as defined in Regulation S-K (2):
Interest expense	$134	$147	$159	$146	$123
Capitalized interest	9	2	1	1	1
Imputed interest on operating leases	8	8	8	11	12
Total Fixed Charges	$151	$157	$168	$158	$136

Ratio of Earnings to Fixed Charges	0.79x	1.08x	1.51x	2.05x	2.00x

(1)
For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income from continuing operations before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.